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                                AT&T CANADA INC.

                         PROXY -- CLASS A VOTING SHARES
                         ANNUAL MEETING OF SHAREHOLDERS
                                 JUNE 18, 2002

THIS PROXY IS SOLICITED BY MANAGEMENT OF AT&T CANADA INC. (THE "CORPORATION"). The undersigned holder of Class A Voting Shares of the Corporation hereby appoints PURDY CRAWFORD, CHAIRMAN OF THE BOARD OF DIRECTORS of the Corporation, or failing him, D. CRAIG YOUNG, DIRECTOR of the Corporation, or instead of the foregoing, ___________________________________________, , (see note 1 below), as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned with respect to all the Class A Voting Shares of the Corporation held in the name of the undersigned at the Annual Meeting of shareholders to be held on June 18, 2002 (the "Meeting"), and at any adjournments thereof, with all powers the undersigned would possess if personally present at the Meeting and at any such adjournments. The undersigned undertakes to ratify and confirm all of the actions of the proxyholder pursuant to this proxy, and revokes any proxy previously given.

The proxyholder designated above is specifically directed to vote all of the Class A Voting Shares registered in the name of the undersigned as specified below:

1. In respect of the election of directors of the Corporation (see note 2 below):

    / /  FOR all nominees of the Class A Voting Shares and Class A Deposit
       Receipts listed in the accompanying Management Proxy Circular or

    / /  WITHHOLD FROM VOTING for all nominees of the Class A Voting Shares and
       Class A Deposit Receipts listed in the accompanying Management Proxy Circular or, if no specification is made, vote for the election of the nominees of the Class A Voting Shares and Class A Deposit Receipts listed in the accompanying Management Proxy Circular.

2. In respect of the re-appointment of KPMG LLP as auditors of the Corporation and the authorization for the directors to fix their remuneration (see note 2 below):

    / /  FOR or

    / /  WITHHOLD FROM VOTING

    or, if no specification is made, vote for the appointment of KPMG LLP as auditors of the Corporation at a remuneration level to be fixed by the directors of the Corporation.

3. To vote in the judgement of the proxyholder in respect of any amendments to the foregoing or such other business as may properly come before the Meeting.

The Class A Voting Shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the holder of Class A Voting Shares specifies a choice with respect to any matter to be acted upon, the Class A Voting Shares shall be voted accordingly.

Please see the Notice of Meeting and the Management Proxy Circular accompanying this proxy for further information. See notes 3 and 4 below for instructions on completing this proxy and for additional information. If any amendments or variations of the matters referred to above or to any other matters identified in the Notice of Meeting are proposed at the Meeting (or any adjournment) or if any other matters which are not now known to management should properly come before the Meeting (or any adjournment), this proxy confers discretionary authority on the proxyholder to vote on such amendments, variations or other matters in the judgement of the proxyholder.

                                Dated this _________________________________ day
                                of _______________________________ , 2002.

                                Name of Shareholder ____________________________

                                Signature of Shareholder _______________________

                                NOTES:

                                1. A SHAREHOLDER HAS THE RIGHT TO APPOINT, AS HIS OR HER PROXYHOLDER, A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE NOMINEES DESIGNATED ABOVE, TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF, BY INSERTING THE NAME OF THAT OTHER PERSON IN THE SPACE ABOVE.

                                2. IF A HOLDER OF CLASS A VOTING SHARES DOES NOT SPECIFY THAT THE CLASS A VOTING SHARES ARE TO BE VOTED FOR OR WITHHELD FROM VOTING WITH RESPECT TO THE ELECTION OF DIRECTORS AND/OR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, THE NOMINEES DESIGNATED ABOVE, ON ANY BALLOT THAT MAY BE CALLED FOR, WILL VOTE IN FAVOUR IN RESPECT OF THESE ITEMS AS SET FORTH ABOVE.

                                3. Please complete, date and sign this proxy and return it as soon as possible in the envelope provided. The signature on the proxy should be exactly the same as the name under which the Class A Voting Shares are registered. Executors, administrators, trustees, attorneys or guardians should so indicate when signing and provide proof of appointment. Where Class A Voting Shares are held in the names of two or more persons, each person must sign. If the holder of Class A Shares is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation with clear indication of his/her title. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed by management.

                                4. This proxy will not be valid and will not be acted upon or voted unless it is completed as provided herein and mailed or otherwise sent as described in the Management Proxy Circular so as to be received by the Corporation or the Corporation's registrar and transfer agent,
                                CIBC Mellon Trust Company, no later than
                                48 hours, Saturdays and holidays excepted, prior to the time of the Meeting or if the Meeting is adjourned or postponed, no later than 48 hours, Saturdays and holidays excepted, preceding the Meeting, or any adjournment or postponement thereof.
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                                  AT&T CANADA

                       PROXY -- CLASS A DEPOSIT RECEIPTS
                         ANNUAL MEETING OF SHAREHOLDERS
                                 JUNE 18, 2002

THIS PROXY IS SOLICITED BY MANAGEMENT OF AT&T CANADA INC. (THE "CORPORATION"). The undersigned holder of Class A Deposit Receipts of the Corporation hereby appoints PURDY CRAWFORD, CHAIRMAN OF THE BOARD OF DIRECTORS of the Corporation, or failing him, D. CRAIG YOUNG, DIRECTOR of the Corporation, or instead of the foregoing, ............................................... , (see note 1 below), as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned with respect to all the Class A Deposit Receipts of the Corporation held in the name of the undersigned at the Annual Meeting of shareholders to be held on June 18, 2002 (the "Meeting"), and at any adjournments thereof, with all powers the undersigned would possess if personally present at the Meeting and at any such adjournments. The undersigned undertakes to ratify and confirm all of the actions of the proxyholder pursuant to this proxy, and revokes any proxy previously given.

The proxyholder designated above is specifically directed to vote all of the Class A Deposit Receipts registered in the name of the undersigned as specified below:

1. In respect of the election of directors of the Corporation (see note 2 below):

    / /  FOR all nominees of the Class A Voting Shares and Class A Deposit
       Receipts listed in the accompanying Management Proxy Circular or

    / /  WITHHOLD FROM VOTING for all nominees of the Class A Voting Shares and
       Class A Deposit Receipts listed in the accompanying Management Proxy Circular or, if no specification is made, vote for the election of the nominees of the Class A Voting Shares and Class A Deposit Receipts listed in the accompanying Management Proxy Circular.

2. In respect of the re-appointment of KPMG LLP as auditors of the Corporation and the authorization for the directors to fix their remuneration (see note 2 below):

    / /  FOR or

    / /  WITHHOLD FROM VOTING

    or, if no specification is made, vote for the appointment of KPMG LLP as auditors of the Corporation at a remuneration level to be fixed by the directors of the Corporation.

3. To vote in the judgement of the proxyholder in respect of any amendments to the foregoing or such other business as may properly come before the Meeting.

The Class A Deposit Receipts represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the holder of Class A Deposit Receipts specifies a choice with respect to any matter to be acted upon, the Class A Deposit Receipts shall be voted accordingly.

Please see the Notice of Meeting and the Management Proxy Circular accompanying this proxy for further information. See notes 3 and 4 below for instructions on completing this proxy and for additional information. If any amendments or variations of the matters referred to above or to any other matters identified in the Notice of Meeting are proposed at the Meeting (or any adjournment) or if any other matters which are not now known to management should properly come before the Meeting (or any adjournment), this proxy confers discretionary authority on the proxyholder to vote on such amendments, variations or other matters in the best judgement of the proxyholder.

                                Dated this _________________________________ day
                                of _______________________________ , 2002.

                                Name of Shareholder ____________________________

                                Signature of Shareholder _______________________

                                NOTES:

                                 1. A SHAREHOLDER HAS THE RIGHT TO APPOINT, AS HIS OR HER PROXYHOLDER, A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE NOMINEES DESIGNATED ABOVE, TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF, BY INSERTING THE NAME OF THAT OTHER PERSON IN THE SPACE ABOVE.

                                 2.  IF A HOLDER OF CLASS A DEPOSIT RECEIPTS
                                 DOES NOT SPECIFY THAT THE CLASS A DEPOSIT
                                 RECEIPTS ARE TO BE VOTED FOR OR WITHHELD FROM VOTING WITH RESPECT TO THE ELECTION OF DIRECTORS AND/OR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, THE NOMINEES DESIGNATED ABOVE, ON ANY BALLOT THAT MAY BE CALLED FOR, WILL VOTE IN FAVOUR IN RESPECT OF THESE ITEMS AS SET FORTH ABOVE.

                                 3. Please complete, date and sign this proxy and return it as soon as possible in the envelope provided. The signature on the proxy should be exactly the same as the name under which the Class A Deposit Receipts are registered. Executors, administrators, trustees, attorneys or guardians should so indicate when signing and provide proof of appointment. Where Class A Deposit Receipts are held in the names of two or more persons, each person must sign. If the holder of Class A Deposit Receipts is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation with clear indication of his/her title. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed by management.

                                 4. This proxy will not be valid and will not be acted upon or voted unless it is completed as provided herein and mailed or otherwise sent as described in the Management Proxy Circular so as to be received by the Corporation or the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, no later than
                                 48 hours, Saturdays and holidays excepted, prior to the time of the Meeting or if the Meeting is adjourned or postponed, no later than 48 hours, Saturdays and holidays excepted, preceding the Meeting, or any adjournment or postponement thereof.

                                AT&T CANADA INC.

                       PROXY -- CLASS B DEPOSIT RECEIPTS
                         ANNUAL MEETING OF SHAREHOLDERS
                                 JUNE 18, 2002

THIS PROXY IS SOLICITED BY MANAGEMENT OF AT&T CANADA INC. (THE "CORPORATION"). The undersigned holder of Class B Deposit Receipts of the Corporation hereby appoints PURDY CRAWFORD, CHAIRMAN OF THE BOARD OF DIRECTORS of the Corporation, or failing him, D. CRAIG YOUNG, DIRECTOR of the Corporation, or instead of the foregoing, ............................................... , (see note 1 below), as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned with respect to all the Class B Deposit Receipts of the Corporation held in the name of the undersigned at the Annual Meeting of shareholders to be held on June 18, 2002 (the "Meeting"), and at any adjournments thereof, with all powers the undersigned would possess if personally present at the Meeting and at any such adjournments. The undersigned undertakes to ratify and confirm all of the actions of the proxyholder pursuant to this proxy, and revokes any proxy previously given.

The proxyholder designated above is specifically directed to vote all of the Class B Deposit Receipts registered in the name of the undersigned as specified below:

1. In respect of the election of directors of the Corporation (see note 2 below):

    / / FOR Andre Bureau and Philip R. Ladouceur as the representatives of the holders of Class B Deposit Receipts or

    / / WITHHOLD FROM VOTING for Andre Bureau and Philip R. Ladouceur as the representatives of the holders of Class B Deposit Receipts or, if no specification is made, vote for Andre Bureau and Philip R. Ladouceur as the representatives of the holders of Class B Deposit Receipts.

2. To vote in the judgement of the proxyholder in respect of any amendments to the foregoing or such other business as may properly come before the Meeting.

The Class B Deposit Receipts represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the holder of Class B Deposit Receipts specifies a choice with respect to any matter to be acted upon, the Class B Deposit Receipts shall be voted accordingly.

Please see the Notice of Meeting and the Management Proxy Circular accompanying this proxy for further information. See notes 3 and 4 below for instructions on completing this proxy and for additional information. If any amendments or variations of the matters referred to above or to any other matters identified in the Notice of Meeting are proposed at the Meeting (or any adjournment) or if any other matters which are not now known to management should properly come before the Meeting (or any adjournment), this proxy confers discretionary authority on the proxyholder to vote on such amendments, variations or other matters in the best judgement of the proxyholder.

                                Dated this _________________________________ day
                                of _______________________________ , 2002.

                                Name of Shareholder ____________________________

                                Signature of Shareholder _______________________

                                NOTES:

                                 1. A SHAREHOLDER HAS THE RIGHT TO APPOINT, AS HIS OR HER PROXYHOLDER, A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE NOMINEES DESIGNATED ABOVE, TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF, BY INSERTING THE NAME OF THAT OTHER PERSON IN THE SPACE ABOVE.

                                 2.  IF A HOLDER OF CLASS B DEPOSIT RECEIPTS
                                 DOES NOT SPECIFY THAT THE CLASS B DEPOSIT
                                 RECEIPTS ARE TO BE VOTED FOR OR WITHHELD FROM VOTING WITH RESPECT TO THE ELECTION OF DIRECTORS, THE NOMINEES DESIGNATED ABOVE, ON ANY BALLOT THAT MAY BE CALLED FOR, WILL VOTE IN FAVOUR IN RESPECT OF THIS ITEM AS SET FORTH ABOVE.

                                 3. Please complete, date and sign this proxy and return it as soon as possible in the envelope provided. The signature on the proxy should be exactly the same as the name under which the Class B Deposit Receipts are registered. Executors, administrators, trustees, attorneys or guardians should so indicate when signing and provide proof of appointment. Where Class B Deposit Receipts are held in the names of two or more persons, each person must sign. If the holder of Class B Deposit Receipts is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation with clear indication of his/her title. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed by management.

                                 4. This proxy will not be valid and will not be acted upon or voted unless it is completed as provided herein and mailed or otherwise sent as described in the Management Proxy Circular so as to be received by the Corporation or the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, no later than
                                 48 hours, Saturdays and holidays excepted, prior to the time of the Meeting or if the Meeting is adjourned or postponed, no later than 48 hours, Saturdays and holidays excepted, preceding the Meeting, or any adjournment or postponement thereof.